UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

RAPID LINK, INCORPORATED

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

753400100

(CUSIP Number)

BLACKBIRD CORPORATION

300 71st STREET, SUITE 500

MIAMI BEACH, FLORIDA 33141

Telephone: 305-993-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

FEBRUARY 24, 2010

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐.

The information required for the remainder of this cover page shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 753400100

1	Name of reporting person S.S. or I.R.S. identification no. of above person BLACKBIRD CORPORATION TIN: 20-5950734
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization Florida
Number of shares beneficially owned by each reporting person with	7	Sole voting power 10,000,000 shares of Series A Convertible Preferred Stock*
	8	Shared voting power None
	9	Sole dispositive power 10,000,000 shares of Series A Convertible Preferred Stock*
	10	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 10,000,000 shares of Series A Convertible Preferred Stock*
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 80.0%*
14	Type of reporting person CO

*	The 10,000,000 shares of Series A Convertible Preferred Stock are currently convertible into 520,000,000 shares of Common Stock of the Issuer which, on an as-converted basis, would represent 80% of the issued and outstanding capital stock of the Issuer. See Item 4.

Item 1.	Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to shares of the Series A Convertible Preferred Stock (the “Preferred Stock”) and the underlying common stock, $0.001 par value per share (“Common Stock”), of Rapid Link, Incorporated, a Delaware corporation (the “Issuer” or the “Company”), with its principal executive offices located at 300 71st Street, Suite 500, Miami Beach, Florida 33141.

Item 2.	Identity and Background

This Schedule 13D is filed on behalf of Blackbird Corporation (“Blackbird”). Blackbird is a corporation organized in the State of Florida and its principal business is to hold various investments. Blackbird is sometimes referred to herein as the “Reporting Person.” The principal business address of the Reporting Person is 300 71st Street, Suite 500, Miami Beach, Florida 33141.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person exchanged all of the issued and outstanding shares of common stock of Mr. Prepaid, Inc., a Florida corporation and former subsidiary of the Reporting Person (“Mr. Prepaid”), for the shares of Preferred Stock subject of this Schedule 13D. See Item 4, below.

Item 4.	Purpose of Transaction

On February 24, 2010, the Reporting Person consummated the initial closing under a Share Exchange Agreement, dated October 13, 2009, as amended by an Amendment to Share Exchange Agreement, dated January 21, 2010 (collectively, the “Share Exchange Agreement”), by and among the Company, the Reporting Person, certain of the Company’s principal shareholders, certain principal shareholders of the Reporting Person, and Mr. Prepaid. Pursuant to the Share Exchange Agreement, the Company acquired from the Reporting Person all of the issued and outstanding shares of capital stock of Mr. Prepaid in exchange for the 10,000,000 shares of Preferred Stock subject of this Schedule 13D.

The Preferred Stock has certain rights and preferences including identical voting rights as the Common Stock with each share of Preferred Stock entitled to one vote for each share of Common Stock into which such share of Preferred Stock would be convertible. The shares of Preferred Stock issued to the Reporting Person upon the initial closing are convertible into 520,000,000 shares of Common Stock. As a result, on an as-converted basis, these 520,000,000 shares of Common Stock would constitute approximately 80% of the Company’s then-issued and outstanding shares of Common Stock. The conversion of the Preferred Stock issued to the Reporting Person is subject to the Company amending its certificate of incorporation to increase the amount of shares of Common Stock authorized to be issued by the Company to an amount sufficient to permit the conversion of all such shares of the Preferred Stock.

The descriptions of the Share Exchange Agreement and the rights and preferences of the Preferred Stock are qualified in their entirety by reference to the Share Exchange Agreement and the Certificate of Designations, Rights and Preferences of the Preferred Stock (the “Certificate of Designations”) included as Exhibits to this Schedule 13D and are incorporated into this Schedule 13D by this reference.

The Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its business generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Other than as provided herein, and except as contained in the agreements filed as exhibits to this Schedule 13D or as has been publicly announced by the Issuer or the Reporting Person, the Reporting Person does not have and, to the best of its knowledge, none of its directors or officers have, any plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of Issuer

(a) As of the date of this Schedule 13D, the Issuer has 130,000,000 shares of Common Stock outstanding. The Reporting Person is the beneficial owner of 10,000,000 shares of Preferred Stock which are currently convertible into 520,000,000 shares of Common Stock pursuant to the terms of the Certificate of Designations. As a result, on an as-converted basis, the Reporting Person may be deemed to beneficially own 80% of the outstanding Common Stock of the Company.

(b) The Reporting Person has sole voting and dispositive power with respect to the 10,000,000 shares of Preferred Stock as well as the underlying shares of Common Stock.

(c) Other than as described in this Schedule 13D, the Reporting Person has not effected any transaction in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See “Item 4. Purpose of the Transaction” for summary descriptions of the Share Exchange Agreement and the Certificate of Designations. Other than the Share Exchange Agreement and the Certificate of Designations, the Reporting Person is not aware of any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to the securities of the Issuer required to be described herein.

Item 7.	Material to Be Filed as Exhibits

The following documents are incorporated by reference as exhibits to this Schedule 13D:

99.1	Share Exchange Agreement, dated as of October 13, 2009, by and among Rapid Link, Incorporated, Blackbird Corporation and their respective principal shareholders (incorporated by reference to Exhibit 2.1 to Rapid Link, Incorporated’s Current Report on Form 8-K (File No. 0-22636) filed on October 19, 2009).

99.2	Amendment to Share Exchange Agreement, dated as of January 21, 2010, by and among Rapid Link, Incorporated, Blackbird Corporation, their respective principal shareholders and Mr. Prepaid, Inc. (incorporated by reference to Exhibit 2.2 to Rapid Link, Incorporated’s Current Report on Form 8-K (File No. 0-22636) filed on January 27, 2010).

99.3	Certificate of Designations, Rights and Preferences of Series A Convertible Preferred Stock of Rapid Link, Incorporated (incorporated by reference to Exhibit 4.3 to Rapid Link, Incorporated’s Current Report on Form 8-K (File No. 0-22636) filed on March 2, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLACKBIRD CORPORATION

Dated: March 4, 2010	By:	/s/ Charles J. Zwebner
Charles J. Zwebner, President